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                           July 30, 2021

       Christopher Miglino
       Principal Executive Officer
       Force Protection Video Equipment Corp.
       2629 Townsgate Road, Suite 215
       Westlake Village, CA 91361

                                                        Re: Force Protection
Video Equipment Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed July 23, 2021
                                                            File No. 333-258154

       Dear Mr. Miglino:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Donald
Field at 202-551-3680 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services